UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 8)

Sauer-Danfoss Inc.

(Name of Subject Company)

Sauer-Danfoss Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

804 137 107

(CUSIP Number of Class of Securities)

Kenneth D. McCuskey
Sauer-Danfoss Inc.
2800 E. 13th Street
Ames, Iowa 50010

(515) 239-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas W. Christopher
Stephen Fraidin

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (“Amendment No. 8”) to the Schedule 14D-9, filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2010, amends and supplements the Schedule 14D-9 filed with the SEC on March 19, 2010 by Sauer-Danfoss Inc., a Delaware corporation (the “Company”), as subsequently amended and supplemented (the “Schedule 14D-9”), relating to the tender offer by Danfoss Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Danfoss A/S, a stock corporation duly incorporated and existing pursuant to Danish law (“Danfoss”), to purchase all of the issued and outstanding shares of Company Common Stock not already owned by Danfoss and its subsidiaries (collectively, the “Danfoss Group”) upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated March 10, 2010, as subsequently amended and supplemented (the “Offer to Purchase”), and the related Letter of Transmittal.  Purchaser’s offer to purchase all of the issued and outstanding shares of Company Common Stock not already owned by the Danfoss Group at a price of $13.25 per share, net to seller in cash, without interest and less any required withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase is hereinafter called the “Offer” and the $13.25 per share offer price is hereinafter called the “Offer Price.”   Purchaser’s offer to purchase all of the issued and outstanding shares of Company Common Stock not already owned by the Danfoss Group at a price of $14.00 per share, net to seller in cash, without interest and less any required withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase is hereinafter called the “Increased Offer” and the $14.00 per share offer price is hereinafter called the “Increased Offer Price.”  Except as set forth in this paragraph, the first paragraph of the subsection “The Offer” of “Item 2.  Identity and Background of Filing Person” and in “Item 4.  The Solicitation or Recommendation”, all references to the “Offer” in this Schedule 14D-9 shall hereinafter be references to the “Increased Offer” and all references to the “Offer Price” in this Schedule 14D-9 shall hereinafter be references to the “Increased Offer Price.”

The information in the Schedule 14D-9 is incorporated in this Amendment No. 8 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

Item 4.    The Solicitation or Recommendation.

Solicitation Recommendation

The subsection “Solicitation Recommendation” is deleted in its entirety and replaced with the following:

Solicitation Recommendation

For the reasons described in this Amendment No. 8, the Company, upon the unanimous advice and recommendation of the Special Committee, after the Special Committee’s consultation with its financial and legal advisors and upon the advice provided to the Special Committee by its financial and legal advisors, has determined that the Increased Offer is inadequate, from a financial point of view, to the unaffiliated stockholders of the Company.  The Special Committee unanimously recommends that the Company’s unaffiliated stockholders reject the Increased Offer and not tender their shares of Company Common Stock in the Increased Offer.  In addition, for the reasons described in this Amendment No. 8, the Company, upon the unanimous advice and recommendation of the Special Committee, after the Special Committee’s consultation with its financial and legal advisors, is withdrawing its recommendation that the Company’s unaffiliated stockholders accept the Offer and tender their shares of Company Common Stock in the Offer.

Pursuant to authority delegated to it by the Company Board on December 30, 2009, the Special Committee has unanimously determined, for purposes of Rules 14d-9 and 14e-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (i) to recommend that the Company’s unaffiliated stockholders reject the Increased Offer and not tender their shares of Company Common Stock in the Increased Offer and (ii) to withdraw its recommendation that the Company’s unaffiliated stockholders accept the Offer and tender their shares of Company Common Stock in the Offer.  Because of actual or potential conflicts of interest on the part of members of the Company Board other than the members of the Special Committee, the full Company Board has not acted on the Increased Offer or the Offer and the Company does not expect that it will act on the Increased Offer or the Offer.  Accordingly, the Company’s position on the Increased Offer and the Offer has been determined solely by the Special Committee.  The recommendation, including the inadequacy determination, of the Special Committee with respect to the Increased Offer, and the withdrawal of the recommendation of the Special Committee with respect to the Offer, is made, in each case, by the Special Committee on its own behalf, on behalf of the Company Board and on behalf of the Company, pursuant to the authority delegated to the Special Committee by the Company Board on December 30, 2009.

Background of the Offer

The last paragraph of the subsection “Background of the Offer” is deleted in its entirety and replaced with the following:

On the morning of April 9, 2010, Reed Smith called K&E to inform K&E that Danfoss was going to amend the Offer to increase the offer price to $14.00 per share, extend the Offer 10 business days (as required by the federal tender offer rules) and issue a press release indicating that this increased offer price represented Danfoss’ best and final offer.  That afternoon Danfoss issued a press release to this effect which extended the Offer until midnight, New York City time, on April 22, 2010.

On April 12, 2010, Mr. Ruder called Mr. Loughrey and informed him that preliminary results indicated that the Company’s first quarter financial results were stronger than expected and, in particular, that EBIT for the quarter would be substantially higher than that forecast by the Company’s management in mid-February 2010.  Later that day Mr. Loughrey informed K&E of this development.

On the evening of April 13, 2010, Jesper Christensen, the Company’s Chief Financial Officer, sent an email to the Special Committee members and others setting forth the preliminary total sales, EBIT and EBITDA figures for the Company’s first quarter, as well as an increased forecast for total sales for 2010.

On the morning of April 14, 2010 the Special Committee held a telephonic meeting with K&E and Lazard to discuss the Company’s preliminary first quarter financial results and the impact of the results on the Special Committee’s evaluation of the Increased Offer and on Lazard’s analysis of the Increased Offer.  The parties discussed the fact that the Special Committee had not yet taken a position with respect to the Increased Offer and that Lazard could not analyze the Increased Offer Price without updated projections for the years 2010 through 2012 that reflected the preliminary first quarter financial results.  In light of the relevance of the Company’s preliminary first quarter financial results to stockholders’ consideration of the Increased Offer, the Special Committee instructed K&E and Lazard to work with the Special Committee’s financial public relations advisor to prepare a press release, for issuance before the markets opened for trading the following day, disclosing the results and their impact on the Special Committee’s previous recommendation of the Offer.  The Special Committee also determined to meet the following day to further discuss the matter.

Later that morning Mr. Loughrey called Mr. Ruder and instructed him to have the Company’s management prepare updated projections for the years 2010 through 2012 reflecting the Company’s preliminary first quarter financial results.  That afternoon K&E called Reed Smith to inform Reed Smith of the Company’s preliminary first quarter financial results, the Special Committee’s intention to issue a press release regarding the subject and its intention to further consider the matter at a Special Committee meeting the following day.  Later that afternoon, Mr. Ruder sent an email to Mr. Loughrey and others indicating that the Company’s senior management would be able to deliver updated 2010 projections and updated projections for the years 2010 through 2012, in each case reflecting the Company’s preliminary first quarter financial results, by April 19 and 20, 2010, respectively.

On the morning of April 15, 2010, the Special Committee, on behalf of the Company, issued a press release, attached hereto as Exhibit (a)(9), which stated in part as follows:

Special Committee of Board of Directors of Sauer-Danfoss Inc. Evaluates Danfoss’ Latest Tender Offer in Light of Preliminary First Quarter Results

Ames, Iowa, USA — April 15, 2010 — The Special Committee (“the Committee”) of the Board of Directors of Sauer-Danfoss Inc. (NYSE: SHS) (“the Company”) announced today that management of the Company has informed the Committee that preliminary first quarter financial results were stronger than expected.  Preliminary first quarter results include total sales of $387 million, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted to exclude one-time charges, of $75 million and earnings before interest and taxes (EBIT), adjusted to exclude one-time charges, of $50 million.  Management of the Company also informed the Committee that it has preliminarily increased its forecast for total sales for full year 2010 to $1.40 billion from $1.34 billion and is evaluating the appropriate increase to its forecasts for EBITDA and EBIT for the full year.  The original forecasts were included in the tender offer materials filed with the Securities and Exchange Commission under cover of a Schedule TO on March 10, 2010 by Danfoss A/S (“Danfoss”), the Company’s majority stockholder, in connection with Danfoss’ tender offer for all the outstanding shares of the Company’s common stock not already owned by Danfoss and its affiliates.  On April 9, 2010, Danfoss increased the per share price it is offering to pay in the tender offer from $13.25 to $14.00 in cash.

The Special Committee is considering these preliminary first quarter results and the impact such preliminary results may have on its previous recommendation that the Company’s stockholders accept Danfoss’ offer and tender their shares of the Company’s common stock in the offer.  Accordingly, the Committee advises stockholders not to rely or act upon its earlier recommendation.  Lazard Frères & Co, LLC, the Special Committee’s financial advisor, has indicated to the Special Committee that it does not yet have sufficient financial information about the Company’s first quarter results or the new financial forecasts to evaluate their impact on its financial analysis or to establish a current view on the offer.

In the afternoon of April 15, 2010, the Special Committee held a telephonic meeting with K&E and Lazard.  The parties discussed the Company’s preliminary first quarter financial results, the potential impact of the results on the Company’s projections for the years 2010 through 2012, the timing of the preparation of such projections, the fact that Lazard was not in a position to analyze the Increased Offer without the projections and a timetable for consideration of the Increased Offer in light of the updated projections.  The Special Committee instructed K&E and Lazard to work with the Special Committee’s financial public relations advisor to prepare a press release, to be issued before the markets opened for trading the following day, disclosing the Special Committee’s request that management of the Company prepare updated projections and the timetable for the Special Committee’s consideration of the Increased Offer in light of those projections. Later on April 15, 2010, K&E called Reed Smith to inform them of the Special Committee call and the timetable and process for preparation of the updated projections by the Company’s management and the Special Committee’s consideration of the Increased Offer in light of the projections.

On the morning of April 16, 2010, the Special Committee, on behalf of the Company, issued a press release in accordance with the Special Committee’s instructions as described above.  The press release, which was approved by the Special Committee prior to issuance, is attached hereto as Exhibit (a)(10), and stated in part as follows:

Special Committee of Board of Directors of Sauer-Danfoss Inc. Requests Updated Projections Before Making Recommendation Regarding Danfoss’ $14.00 Per Share Offer

Ames, Iowa, USA — April 16, 2010 — The Special Committee (the “Committee”) of the Board of Directors of Sauer-Danfoss Inc. (NYSE: SHS) (the “Company”) announced today that it has asked the Company’s management to prepare a set of updated projections covering 2010 through 2012 reflecting the Company’s stronger-than-expected preliminary first quarter financial results as disclosed yesterday.  The Committee made this request in order to permit it and its financial advisor, Lazard Frères & Co, LLC to consider the updated projections in analyzing the increased offer of $14.00 per common share in the ongoing cash tender offer by Danfoss Acquisition, Inc. (the “Purchaser”), a wholly owned subsidiary of Danfoss A/S (“Danfoss”).  The Special Committee expects to receive the updated projections by Tuesday, April 20, 2010.  The Special Committee plans to meet with its advisors thereafter with a goal of making a recommendation with respect to the increased offer by the middle of next week.  Until it makes a recommendation with respect to the Purchaser’s $14.00 per share offer that reflects consideration of the Company’s preliminary first quarter financial results and the updated projections, the Special Committee advises stockholders not to rely on its earlier recommendation with respect to the Purchaser’s previous $13.25 per share offer.

On the morning of April 19, 2010, Mr. Christensen sent to the Special Committee and its advisors updated projections for the years 2010 through 2012 reflecting the Company’s preliminary first quarter financial results (the “April Updated Management Projections”).  Later that morning K&E received two calls from separate representatives of Reed Smith in which Reed Smith indicated that Danfoss would like to know what offer price (i) the Special Committee would be willing to recommend to the Company’s stockholders and (ii) would also be supported by Mason Capital.  Reed Smith indicated that unless the Special Committee was willing to recommend an offer price that was agreed to by Danfoss to the Company’s stockholders and Mason Capital was also willing to tender its shares in the offer at such offer price, Danfoss was inclined to let the Increased Offer go forward at the Increased Offer Price of $14.00 per share and if it was not successful at that price, not to further extend the offer period.  Reed Smith, on behalf of Danfoss, requested that K&E contact Mason Capital to discuss this subject.

In the afternoon of April 20, 2010, Lazard, K&E and members of the Company’s senior management, including Messrs. Ruder and Christensen, held a telephonic meeting to discuss the April Updated Management Projections in order for Lazard to better understand the increases in total sales, EBIT and EBITDA and changes to other line items from the Updated Revised 2010 Projections.  During the course of this meeting, Mr. Ruder described the April Updated Management Projections as “conservative.”  In the evening of April 20, 2010, K&E sent the April Updated Management Projections to Reed Smith and they had a telephone conversation to discuss certain timing aspects relating to the Increased Offer.

In the afternoon of April 21, 2010, the Special Committee held a telephonic meeting with K&E and Lazard.  Lazard presented an updated analysis with respect to the Increased Offer Price.  Lazard also indicated that, in view of the April Updated Management Projections and the changes in the relevant information and circumstances, in considering the Increased Offer the Special Committee should not rely upon the opinion expressed in Lazard’s March 10, 2010 opinion to the Special Committee or the analyses Lazard presented to the Special Committee in connection with such opinion, which were based on materially different management projections, and market, economic and other conditions as they existed as of the respective dates of such opinion and analyses as well as other information that was available at those times and Lazard’s working assumptions at those times.  Lazard’s analysis is described below in the subsection “Summary of the Updated Financial Analysis of the Special Committee’s Financial Advisor”.  The Special Committee thereafter decided to recommend that the Company’s unaffiliated stockholders reject the Increased Offer and not tender their shares of Company Common Stock in the Increased Offer and to withdraw its earlier recommendation that the Company’s unaffiliated stockholders accept the Offer and tender their shares of Company Common Stock in the Offer.

Following the Special Committee meeting, K&E called Reed Smith to inform them of the Special Committee’s decision to recommend that the Company’s unaffiliated stockholders reject the Increased Offer and not tender their shares of Company Common Stock in the Increased Offer and to withdraw its earlier recommendation that the Company’s unaffiliated stockholders accept the Offer and tender their shares of Company Common Stock in the Offer.  K&E also informed Reed Smith of certain of the valuation ranges of Lazard’s analysis of the Increased Offer taking into consideration the April Updated Management Projections and indicated that Danfoss should increase the offer price to a price greater than the low end of these valuation ranges.  K&E informed Reed Smith that the Company was preparing an amendment to its Schedule 14D-9 and that it would be filed with the SEC as soon as possible, but that it did not believe that such amendment would be able to be filed prior to the end of the day on April 22, 2010. The parties then discussed an extension of the offer period.  Reed Smith indicated that, after consultation with the SEC earlier in the day, it intended to extend the offer period and that a press release extending the Increased Offer would be issued no later than the following morning.

Early on the morning of April 22, 2010, K&E and Reed Smith had a telephone call.  Reed Smith indicated that it would issue a press release later that morning but before the markets opened for trading extending the offer period until April 29, 2010.  Reed Smith also indicated that Danfoss was insisting that the Special Committee determine an offer price that (i) the Special Committee would be willing to recommend to the Company’s unaffiliated stockholders and (ii) would also be supported by Mason Capital, and inform Reed Smith, on behalf of Danfoss, of that price, rather than having Danfoss propose an offer price that may or may not be acceptable to the Special Committee and Mason Capital.  Reed Smith further indicated that it was Danfoss’ position that if such an offer price was not forthcoming, Danfoss would not further increase the offer price.  Later that morning but before the markets opened for trading, Danfoss issued a press release extending the offer period until midnight, New York City time, on April 29, 2010.

In the afternoon of April 22, 2010, the Special Committee held a telephonic meeting with K&E and Lazard.  The Special Committee discussed Danfoss’ insistence that the Special Committee determine an offer price that the Special Committee would be willing to recommend to the Company’s unaffiliated stockholders and that would also be supported by Mason Capital.  The Special Committee agreed to follow Danfoss’ preferred approach rather than insisting that Danfoss initially propose a further increased offer price.  The Special Committee instructed K&E, on behalf of the Special Committee, to contact Mason Capital the following morning to inform Mason Capital of this approach and to ask Mason Capital to inform K&E of an offer price that it would support.  Later that afternoon, K&E called Reed Smith to inform Reed Smith that the Special Committee was willing to follow Danfoss’ preferred approach.

Reasons for the Recommendation of the Special Committee With Respect to the Increased Offer and the Special Committee’s Withdrawal of its Recommendation With Respect to the Offer

The subsection “Reasons for the Recommendation of the Special Committee” is deleted in its entirety and replaced with the following:

Reasons for the Recommendation of the Special Committee With Respect to the Increased Offer and the Special Committee’s Withdrawal of its Recommendation With Respect to the Offer

The Special Committee is unanimously recommending that unaffiliated stockholders reject the Increased Offer and not tender their shares of Company Common Stock in the Increased Offer.  In addition, the Special Committee is withdrawing its recommendation that the Company’s unaffiliated stockholders accept the Offer and tender their shares of Company Common Stock in the Offer. In evaluating the Increased Offer and the Offer, including their substantive and procedural fairness, in recommending that the Company’s unaffiliated stockholders reject the Increased Offer and not tender their shares of Company Common Stock in the Increased Offer, and in withdrawing its earlier recommendation that the Company’s unaffiliated stockholders accept the Offer and tender their shares of Company Common Stock in the Offer, the Special Committee considered numerous factors in consultation with its outside financial legal advisors.  These factors included the following factors that were primarily based on facts, events or circumstances that had occurred or arisen since Danfoss had made the Increased Offer and since the Special Committee had recommended that the Company’s unaffiliated stockholders accept the Offer and tender their shares of Company Common Stock in the Offer:

•      Updated Financial Condition and Prospects of the Company.  The Special Committee considered the current and historical financial condition, results of operations, competitive position, business strategy, strategic options and prospects of the Company, as well as the Company’s financial prospects if it were to remain as a public company and a majority-owned subsidiary of Danfoss.  In particular, the Special Committee considered the fact that throughout 2008 and 2009 the severe disruption in the global economy and financial markets worldwide adversely affected Sauer-Danfoss’ business, financial condition and results of operations. The Company experienced a significant decline in the demand for its products during this period.  However, the Company’s business showed significant signs of improvement in late 2009 and to date in 2010, especially in the first quarter of 2010.  While economies in the U.S., Europe and Asia-Pacific continue to suffer from effects of the global recession and credit crisis, continued weakness in the housing and residential construction markets, weakness in the commercial and public-sector construction markets, continued high unemployment, uncertainty surrounding the effects of government fiscal stimulus plans in the United States and elsewhere, interest rates and crude oil prices, the first quarter results of the Company represent a very significant rebound.

•      April Updated Management Projections and Trend of Management Projections.  The Special Committee considered the April Updated Management Projections and the fact that Mr. Ruder described them as “conservative.”  The Special Committee also considered that the trend of the various sets of projections prepared by management of the Company since the commencement of the Offer, including the Management Projections prepared in mid-January 2010, the Updated Management Projections prepared in early March 2010 and the April Updated Management Projections prepared in late April 2010, supported a conclusion that the Company’s results of operations may continue to improve during the course of 2010 and remain strong and not decline in 2011 and 2012.

•      Inability of Stockholders to Participate in Company’s Future Growth.  The Special Committee recognized that, while the consummation of the Increased Offer and the Second-Step Merger would result in all stockholders (other than the Danfoss Group and, if applicable, holders of shares of Company Common Stock as to which dissenters’ rights have been perfected) being entitled to receive $14.00 in cash for each share of Company Common Stock they own, it would eliminate the opportunity for these stockholders to participate in the benefit of future increases, if any, in the value of the Company.  The Special Committee also considered the fact that the Increased Offer Price, which will be paid in cash, provides certainty of value to the Company’s stockholders; however, the Increased Offer Price is significantly lower than the current trading price of the Company Common Stock.

•      Market Prices.  The Special Committee considered the recent and historical price and the volume of trading activity of Company Common Stock.  In particular, the Special Committee considered the fact that since the Special Committee issued a press release on the morning of April 15, 2010 (i) announcing the Company’s preliminary first quarter financial results, (ii) indicating that the Special Committee was considering the impact of the results on it previous recommendation that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock in the Offer and (iii) advising stockholders not to rely or act upon the Special Committee’s earlier recommendation, shares of Company Common Stock have generally traded above the Increased Offer Price.  Under the circumstances, the Special Committee believes this is an indication that the Increased Offer undervalues the shares of Company Common Stock.  Although the Increased Offer Price represents an increase of approximately 38.6% over the initial proposed offer price of $10.10 per share, the Increased Offer Price represents a 10.1% decrease from the closing price of the Company Common Stock on April 22, 2010.

•      Improvement in Capital Markets.  The Special Committee considered the fact that the improvement in the capital markets during the second half of 2009 and the first quarter of 2010 increased the likelihood that the Company would be able to refinance the New Credit Agreement on commercially reasonable terms when the agreement comes due in April 2011 and that the Company would generally have greater flexibility to restructure its balance sheet in the medium term.

•      Updated Lazard Analysis.  The Special Committee took into account Lazard’s updated analysis presented to the Special Committee on April 21, 2010 of the Increased Offer Price, which was based on the April Updated Management Projections.  The updated financial analysis of Lazard is described below in the subsection titled “Summary of the Updated Financial Analysis of the Special Committee’s Financial Advisor.”  After consideration, the Special Committee adopted the discussions and analysis contained in Lazard’s April 21, 2010 presentation to the Special Committee.

•      Lower Offer Price.  In deciding to withdraw its earlier recommendation in favor of the Offer, the Special Committee considered that the Offer Price of $13.25 per share of Company Common Stock was less than the Increased Offer Price of $14.00 per share of Company Common Stock.

•      Failure to Achieve Conditions of the Offer.  In deciding to withdraw its earlier recommendation in favor of the Offer, the Special Committee took into account the fact that the Majority of the Minority Condition and the 90% Condition had not been satisfied upon the Offer’s original expiration date of April 7, 2010.  The Special Committee also considered Mason Capital’s significant share ownership of Company Common Stock not owned by the Danfoss Group, the fact that Mason Capital had not tendered its shares of Company Common Stock in the Offer and Mason Capital’s stated intention not to tender these shares in the Offer.

In evaluating the Offer and the Increased Offer, the Special Committee considered the following factors that it had previously considered in connection with its consideration of the Offer:

•      Special Committee Formation and Arm’s-Length Negotiations.  The Special Committee considered the fact that the Offer, the Increased Offer and the other transactions contemplated by the Offer to Purchase were the product of arm’s-length negotiations between Danfoss and the Special Committee.  The Special Committee is comprised solely of independent outside directors of the Company and none of the members of the Special Committee is employed by or affiliated with the Company (except in their capacities as directors of the Company) or the Danfoss Group. The Special Committee also consulted its own independent legal and financial advisors in connection with its evaluation of the Offer and the Increased Offer and its negotiations with Danfoss. Based on its negotiations with Danfoss, the Special Committee believed that neither the Offer Price nor the Increased Offer Price represented the highest price that Danfoss would be willing to pay in acquiring the shares of Company Common Stock at this time.  Other than establishing and authorizing the Special Committee to act solely on behalf of the unaffiliated stockholders of the Company for purposes of negotiating the terms of the Offer and the Increased Offer and/or evaluating the substantive and procedural fairness of the Offer and the Increased Offer, a majority of directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders.  The Company determined that the Special Committee is better suited to determine the substantive and procedural fairness of the Offer and the Increased Offer than a majority of the directors of the Board who are not employees of the Company because a number of the directors of the Board who are not employees of the Company are affiliated with the Danfoss Group.

•      Lack of Merger Agreement.  The Special Committee considered the fact that the lack of a merger agreement could prevent the Company from bringing suit against Danfoss for breach of contract if (i) Danfoss failed to pursue the Increased Offer on the terms and conditions set forth in the Offer to Purchase, (ii) assuming the conditions to the Increased Offer are satisfied or (other than the Majority of the Minority Condition) waived, Danfoss failed to consummate the Increased Offer upon the terms and conditions set forth in the Offer to Purchase, (iii) Danfoss failed to execute the Second-Step Merger on the terms and conditions set forth in the Offer to Purchase or (iv) Danfoss amended any of the terms or conditions of the Increased Offer or the Second-Step Merger set forth in the Offer to Purchase in a manner adverse to the unaffiliated holders of shares of Company Common Stock (other than the Danfoss Group). The Special Committee considered that this risk is mitigated by the fact that the stockholders of the Company would likely have claims against Danfoss in the event any of the foregoing actions were to occur (or fail to occur, as the case may be)  The Special Committee also considered the fact that, during the negotiations between the advisors to the Special Committee and the advisors to Danfoss, Danfoss indicated that its willingness to increase the Offer Price to $14.00 was contingent upon Danfoss’ ability to move forward with the Increased Offer expeditiously, which would have made the drafting and negotiation of a merger agreement difficult, if not impossible, and the fact that the Increased Offer would allow stockholders to receive the Increased Offer Price sooner than if the parties had pursued the drafting and negotiation of a merger agreement.  In addition, the Special Committee considered the terms of the Tender Offer Terms Letter from Danfoss to the Special Committee.

•      Certain Past Transactions.  The Special Committee considered the fact that Danfoss has purchased substantial numbers of shares of Company Common Stock at prices higher than the Offer Price and the Increased Offer Price in two past transactions—the 2008 Share Purchase Transaction and the 2009 Share Purchase Transaction.  However, the Special Committee

concluded that the purchase price in these two past transactions is substantially irrelevant to the evaluation of the Offer Price and the Increased Offer Price because the facts and circumstances of these two transactions are distinguishable from those of the Offer and the Increased Offer. The 2008 Share Purchase Transaction was completed prior to the substantial decline in Sauer-Danfoss’ financial condition and prospects, and the purchase price paid by Danfoss included a significant premium paid to Sauer Holding in exchange for gaining sole control of the Company and other favorable contractual rights pertaining to the Company. The 2009 Share Purchase Transaction was executed in exchange for the cancellation of Sauer Holding’s put right under the Stockholders Agreement, which had entitled Sauer Holdings to sell the subject shares of Company Common Stock in the future at a price ranging between $29.67 and $49.45 per share.

•      Increased Offer Price and Merger Consideration Taxable.  The Special Committee considered the fact that the cash consideration to be received by the Company’s stockholders in the Offer and the Increased Offer and the Second-Step Merger would be taxable to the stockholders. The Special Committee believed that this was mitigated by the fact that the entire consideration payable in the transaction would be cash, providing adequate cash for the payment of any taxes due.

•      Potential Conflicts of Interest.  The Special Committee also considered the interests of certain executive officers and directors of the Company in the Offer, the Increased Offer and the Second-Step Merger. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements”.

The Special Committee also considered negative factors relevant to its recommendation that the unaffiliated stockholders reject the Increased Offer and not tender their shares of Company Common Stock in the Increased Offer and its withdrawal of its recommendation that unaffiliated stockholders accept the Offer and tender their shares of Company Common Stock in the Offer, including the following:

•      Majority of the Minority Condition.  The Special Committee considered that the Majority of the Minority Condition has the effect of requiring that the Offer and the Increased Offer not be consummated unless the number of shares of Company Common Stock validly tendered in the Offer and the Increased Offer and not withdrawn represents a majority of the outstanding shares of Company Common Stock that are not held by Danfoss, its affiliates, or their respective directors or officers, or by the directors and officers of the Company. The Special Committee also considered the fact that the Offer and the Increased Offer do not give Danfoss or Purchaser the ability to waive the Majority of the Minority Condition.

•      Timing of Completion.  The Special Committee considered the anticipated timing for the completion of the transactions contemplated by the Offer to Purchase, including the structure of the transactions as a tender offer for all of the shares of Company Common Stock not owned by the Danfoss Group followed by the Second-Step Merger in which shares of Company Common Stock not tendered in the Offer or the Increased Offer would receive the same consideration received in the Offer or the Increased Offer. The Special Committee considered that the tender offer could allow stockholders to receive the transaction consideration promptly. The Special Committee also considered the likelihood of a short-form merger given the fact that the Danfoss Group already owns approximately 75.7% of the outstanding shares of Company Common Stock, and the non-waivable Majority of the Minority Condition means that if the Offer or the Increased Offer is consummated Danfoss would own at least 87.8% of the outstanding shares of Company Common Stock.

•      Limited Conditions to Consummation.  The Special Committee considered that Danfoss has committed in the Offer and the Increased Offer to consummate the Offer and the Increased Offer and the Second-Step Merger subject only to a limited number of conditions (as set forth in the Offer to Purchase in the section titled “The Offer—Section 12—Conditions of the Offer”), with no financing condition or due diligence condition. Moreover, Danfoss and Purchaser have the financial resources to consummate the Offer and the Increased Offer and the Second-Step Merger expeditiously.

•      Transaction Structure.  The Special Committee also evaluated the benefits of the transaction being structured as a cash tender offer for all of the outstanding shares of Company Common Stock not held by the Danfoss Group, followed by the Second-Step Merger. The Special Committee considered that the cash tender offer would give the Company’s public stockholders the opportunity to voluntarily obtain cash for all their shares of Company Common Stock at the earliest possible time, without incurring transaction costs typically associated with market sales, and that the stockholders who did not tender their shares of Company Common Stock in the Offer or the Increased Offer will receive the same consideration for their shares of Company Common Stock in the Second-Step Merger. The Special Committee also considered the fact that if the Majority of the Minority Condition and all other conditions to the Offer and the Increased Offer are satisfied except the 90% Condition and Danfoss were to elect to waive the 90% Condition and consummate the Offer or the Increased Offer, it would intend as soon as practicable thereafter to enter into a merger agreement with the Company providing for a merger with the Company in which the public stockholders would receive the same price per share of Company Common Stock as the Offer Price or the Increased Offer Price received in the Offer or the Increased Offer, respectively, provided that (i) Danfoss and its affiliates have not otherwise acquired at least 90% of the outstanding shares of Company Common Stock (in which case Danfoss would consummate a short-form merger) and (ii) the Company agrees to enter into such a merger agreement with Danfoss containing terms and conditions reasonably acceptable to both parties.

•      Strategic Alternatives.  The Special Committee considered the fact that the Danfoss Group currently owns approximately 75.7% of the outstanding shares of Company Common Stock, and that there are no contractual restrictions on additional purchases by the Danfoss Group. The Special Committee considered the express unwillingness of the Danfoss Group to consider the sale of its interest in the Company, and recognized that any alternative transaction was impossible without the consent of Danfoss and its affiliates. Accordingly, the Special Committee concluded that an acquisition of the Company by a third party was not a feasible alternative.

•      Liquidity for Stockholders.  The Special Committee also considered the historically low volume of trading of shares of Company Common Stock, the limited liquidity in the shares as a result thereof and the opportunity that the Offer and the Increased Offer and the Second-Step Merger provide the stockholders to liquidate their holdings in the Company.

•      Possible Decline in Market Price of Company Common Stock if Offer or Increased Offer Were Not Completed.  The Special Committee also considered the possibility that if a transaction with Danfoss was not completed and the Company remained as a NYSE-listed corporation with public stockholders, it is possible that because of a decline in the market price of Company Common Stock or the stock market in general, the price that might be received by the holders of Company Common Stock in the open market or in a future transaction might be less than the per share price to be received by stockholders in connection with the Offer or the Increased Offer and the Second-Step Merger, even though the price at which the Company Common Stock is trading as of the date hereof is higher than either the Offer Price or the Increased Offer Price.

•      Availability of Dissenters’ Rights.  The Special Committee also considered the fact that dissenters’ rights of appraisal would be available under Delaware law in connection with the Second-Step Merger to the stockholders who did not tender their shares of Company Common Stock in the Offer or the Increased Offer.

•      Costs of Remaining Public.  The Special Committee also considered that maintaining the Company as a public entity is expensive both in terms of actual costs, including providing audited financial statements and other information to stockholders and retaining disinterested directors, and the time and attention required of management, whose energies might be better spent on other matters.

The Special Committee did not consider the liquidation of Sauer-Danfoss’ assets and did not consider liquidation to be a viable course of action based on Danfoss’ ownership of approximately 75.7% of the shares of Company Common Stock and its expressed desire for the Company to continue to conduct its business as a subsidiary of Danfoss.  Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer or the Increased Offer.  Further, the Special Committee did not consider net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs.  The Special Committee did not separately consider the Company’s going concern value as it believes that such value is adequately reflected in the various analyses summarized in “The Solicitation or Recommendation— Reasons for the Recommendation of the Special Committee With Respect to the Increased Offer and the Special Committee’s Withdrawal of its Recommendation With Respect to the Offer —Updated Lazard Analysis” and “The Solicitation or Recommendation—Summary of the Updated Financial Analysis of the Special Committee’s Financial Advisor” that the Special Committee used in making its determination.  The Company and its affiliates are not aware of any firm offers made by any persons not affiliated with the Company during the past two years with respect to (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or other transfer of all or any substantial part of the assets of the Company or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

The description set forth above is not intended to be exhaustive but summarizes the primary factors considered by the Special Committee. In view of its many considerations, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Special Committee may have given different weights to the various factors considered.  After weighing all of these considerations, the Special Committee determined that the Increased Offer was inadequate, from a financial point of view, to the unaffiliated stockholders of the Company, unanimously recommended that the Company’s unaffiliated stockholders reject the Increased Offer and not tender their shares of Company Common Stock in the Increased Offer.  In addition, after weighing all of these considerations, the Special Committee determined to withdraw its recommendation that unaffiliated stockholders of the Company accept the Offer and tender their shares of Company Common Stock in the Offer.

The Company adopted the analyses and discussion of the Special Committee and Lazard in making its inadequacy determination and its withdrawal determination.

Summary of the Updated Financial Analysis of the Special Committee’s Financial Advisor

The following subsection is inserted before the subsection entitled “Summary of Financial Analysis and Opinion of the Special Committee’s Financial Advisor”:

On the morning of April 19, 2010, the Company’s senior management sent to Lazard the April Updated Management Projections.  The Special Committee then asked Lazard to update its analyses of the Increased Offer based on the April Updated Management Projections.

In connection with such request, Lazard held a call with management of the Company to review the April Updated Management Projections.  Based upon the foregoing and its updated analyses, Lazard informed the Special Committee that it has determined that, in view of the April Updated Management Projections and the changes in the relevant information and circumstances, in considering the Increased Offer the Special Committee should not rely upon the opinion expressed in Lazard’s March 10, 2010 letter to the Special Committee or the analyses Lazard presented to the Special Committee in connection with such opinion, which were based on materially different management projections, and market, economic and other conditions as they existed as of the respective dates of such opinion and analyses as well as other information that was available at those times and Lazard’s working assumptions at those times.

The updated analyses provided to the Special Committee referred to here were provided for the exclusive information and sole assistance of the Special Committee in connection with its consideration of the Increased Offer and Second-Step Merger and do not constitute a recommendation to any holder of shares of the Company Common Stock as to how such stockholder should tender, vote or act with respect to the Increased Offer and the Second-Step Merger or any matter relating thereto.

The types of analyses contained in Lazard’s April 21, 2010 presentation to the Special Committee are substantially similar to the types of analyses provided in Lazard’s written presentation to the Special Committee on March 8, 2010 (as previously summarized and reviewed in the subsection entitled “Summary of Financial Analysis and Opinion of the Special Committee’s Financial Advisor”), except that, among other things, Lazard’s analyses set forth in the April 21, 2010 written presentation were based on the April Updated Management Projections as well as on other information that was available at such time and on Lazard’s working assumptions at such time. The April 21, 2010 materials contained valuation analyses based on the April Updated Management Projections an overview of key events and the performance of the Company’s stock price since the announcement of the December 22 offer and a summary of the financial forecasts produced by the management of the Company for January 2010, February 2010 and April 2010.   The valuation analyses contained in Lazard’s April 21, 2010 presentation included the following types of valuation analyses:

•              discounted cash flow analysis;

•              selected comparable companies analysis for 2012 and 2011; and

•              selected precedent transactions analysis

Lazard arrived at an implied value per share range for the Company Common Stock of $15.52 to $21.51 based on a discounted cash flow analysis using an EBITDA exit multiple range of 6.00x to 7.50x to calculate the terminal value and using discount rates ranging from 11% to 12%.

With respect to the selected comparable companies analysis for calendar year 2012, Lazard applied EBITDA multiples of 6.50x to 7.50x to the Company’s calendar year 2012 estimated EBITDA based on the April Updated Management Projections which indicated an implied price per share range for the shares of Company Common Stock of $20.05 to $24.89 per share.  With respect to the selected comparable companies analysis for calendar year 2011, Lazard applied EBITDA multiples of 7.25x to 8.25x to the Company’s calendar year 2011 estimated EBITDA based on April Updated Management Projections which indicated an implied price per share range for the shares of Company Common Stock of $21.25 to $25.76 per share.  Such ranges were in part indicated considering the actual trading multiples of Parker-Hannifin Corporation and Eaton Corporation at the time of the analysis (which for Parker-Hannifin Corporation were 8.0x for calendar year 2012 and 8.2x for calendar year 2011 and for Eaton Corporation were 7.7x for calendar year 2012 and 8.8x for calendar year 2011), but discounted to recognize that both Parker Hannifin Corporation and Eaton Corporation are much larger, more diversified companies with stronger balance sheets and more stable performance and profitability than the Company.  The comparable companies analysis is based on estimated EBITDA for calendar years 2012 and 2011 because analysts’ estimates and public market valuations for the selected comparable companies are focused increasingly on future performance, especially as the current year progresses.

In connection with the selected precedent transactions analysis, Lazard applied multiples of 0.90x to 1.20x to the Company’s actual revenue over the past four quarters, which indicated an implied price per share range for the shares of Company Common Stock of $10.67 to $18.04.

In the April 21, 2010 written presentation, for illustrative purposes only, Lazard also performed a minority buy-in premia paid analysis, which is identical to the one in the March 8, 2010 presentation.

Intent to Tender

The Company is unaware at this time whether each executive officer, director, affiliate and subsidiary of the Company (other than the Danfoss Group) who owns shares of Company Common Stock intends to tender in the Increased Offer any of the shares of Company Common Stock held of record or beneficially owned by such person, or intends to withdraw any shares previously tendered in the Offer or the Increased Offer.

Item 9.    Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(11)	Press Release issued by the Company on April 23, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SAUER-DANFOSS INC.

By:	/s/ KENNETH D. MCCUSKEY
Name: Kenneth D. McCuskey
Title: Vice President and Chief Accounting Officer

Dated:  April 23, 2010